UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Restatement of the Financial Statements for the 2020 Fiscal Year

Oi S.A. – In Judicial Reorganization (“Oi” or “the Company”), in compliance with Article 157, Paragraph 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on this date, the Company's Board of Directors approved the voluntary restatement of its financial statements for the fiscal year ended on December 31, 2020.

The restatement of the individual and consolidated Financial Statements for the year ended on December 31, 2020 was due to the need of correction for reclassification (reallocation in the line items in the Income Statement) between the results of the Company's continued operations and discontinued operations, as shown below:

The restatement does not affect the Statements of Income, Comprehensive Income, Changes in Financial Position and Cash Flows and the corporate earnings/loss per share for the year ended on December 31, 2020, nor does it affect the equity and financial position and the performance of consolidated operations for the year ended on that date.

The Company hereby informs that, as of this date, the restated 2020 Financial Statements are available to shareholders at Oi’s registered headquarters office, on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários, or the CVM) (www.cvm.gov.br), the B3 S.A. - Brasil, Bolsa, Balcão website (www.b3.com.br) and the Company’s investor relations website (ri.oi.com.br).

Rio de Janeiro, May 10, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer